UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

 (Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 27, 2014	By	/s/ Wang Jian
Name:Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

AND

CHANGE OF AUTHORISED REPRESENTATIVE IN HONG

KONG

I.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

According to the relevant requirements of China Securities Regulatory Commission and the Shanghai Stock Exchange, the Resolution on Amendments to Parts of the Terms of the Articles of Association (《修訂〈公司章程〉部分條款的議案》) was considered and approved at the 2014 second regular meeting of the board of directors (“Board”) of China Eastern Airlines Corporation Limited (the “Company”). It was agreed that amendments will be made to corresponding terms in the articles of association of the Company (the “Articles of Association”) in connection with the priority of cash dividends to share dividends in profit distributions and intervals for cash dividend distributions. Such amendments will be submitted to the 2013 annual general meeting of the Company for approval.

The amendments to the Articles of Association are as follows:

Article 157 of the existing Articles of Association is as follows:

“The Company’s profit distribution should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute cash dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition.”

Article 157 of the Articles of Association is proposed to be amended as:

“The Company’s profit distribution should pay close attention to ensuring a reasonable return of investment to investors, and such profit distribution policy should maintain continuity and stability. The Company shall reasonably distribute dividends according to laws and regulations and requirements of securities regulatory authorities, as well as the Company’s own operating performance and financial condition, and shall adopt cash distribution as the prioritised means of distribution to distribute profit.”

Article 157(F) of the existing Articles of Association is as follows:

“Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company.”

Article 157(F) of the Articles of Association is proposed to be amended as:

“Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall generally distribute profit on an annual basis. The board of directors of the Company may also propose interim profit distribution based on the profitability and capital position of the Company. Subject to fulfillment of the cash distribution conditions under the articles of association of the Company, the Company shall implement annual cash distribution once a year in principle.”

II.	CHANGE OF AUTHORISED REPRESENTATIVE IN HONG KONG

The authorised representative in Hong Kong (for the purpose of section 776(4) of the Companies Ordinance, Chapter 622 of the Laws of Hong Kong) of the Company has been changed from Mr. Ge Haiwang to Mr. Liu Mingyu, with effect from 26 March 2014.

By order of the Board
China Eastern Airlines Corporation Limited
Wang Jian
Joint Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)
Li Ruoshan	(Independent non-executive Director)
Ma Weihua	(Independent non-executive Director)

Shanghai, the People’s Republic of China

26 March 2014

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